Amyris, Inc.
5885 Hollis Street, Suite 100
Emeryville, CA 94608
April 20, 2023

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jordan Nimitz

Re:                 Amyris, Inc.
Registration Statement on Form S-3
Filed March 31, 2023
File No. 333-271039

Via EDGAR - Acceleration Request

Requested Date: April 24, 2023
Requested Time: 9:00 a.m. Eastern Time

Ladies and Gentlemen:

Amyris, Inc. (the “Registrant”) hereby requests pursuant to Rule 461(a) of the Securities Act of 1933, as amended, that the Securities and Exchange Commission take appropriate action to make the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant requests that it be notified of such effectiveness by a telephone call to Ryan Mitteness of Fenwick & West LLP at (206) 389-4533, or, in his absence, to Doris Choi, General Counsel of the Registrant, at (510) 450-0761.

Sincerely,

AMYRIS, INC.

By:	/s/ Han Kieftenbeld
Han Kieftenbeld
Chief Financial Officer

cc:     Han Kieftenbeld, Chief Financial Officer
Doris Choi, General Counsel
Amyris, Inc.

Ryan Mitteness, Esq.
Fenwick & West LLP